Filed pursuant to Rule 424(b)(2)
Registration No. 333 – 161391
PROSPECTUS
5,317,069 Shares of Common Stock
     The shares of common stock described in this prospectus are being offered for sale from time to time by the selling stockholder named herein who acquired the shares in connection with our acquisition of Bois d’Arc Energy, Inc. The selling stockholder may sell the common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The common stock covered by this prospectus may be sold at market prices prevailing at the time or at negotiated prices. See “Plan of Distribution.”
     The selling stockholder will receive all of the proceeds from any sales. We will not receive any of the proceeds. The selling stockholder will pay all brokerage fees and commissions and similar sale-related expenses. We are only paying expenses relating to the registration of the shares with the Securities and Exchange Commission.
     Our common stock is listed on the New York Stock Exchange under the symbol “SGY.” On August 14, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $13.15 per share.
     You should carefully consider the risk factors on page 6 of this prospectus in evaluating an investment in our common stock.
     Our principal executive offices are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, and our telephone number at our principal executive offices is (337) 237-0410.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 28, 2009

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholder may, from time to time, sell the securities covered by this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling stockholder. Each time the selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.
     Additional information about us, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus carefully, including the “Risk Factors,” and our SEC reports in their entirety before investing in our common stock.
     Unless this prospectus otherwise indicates or the context otherwise requires, the terms “we,” “our,” “us,” “Stone” or other similar terms as used in this prospectus refer to Stone Energy Corporation and its subsidiaries.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and at our website at http://www.stoneenergy.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.
     We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) after the date on which the registration statement that includes this prospectus was initially filed with the SEC and until all offerings under the registration statement that includes this prospectus are terminated.
•	Annual Report filed on Form 10-K for the fiscal year ended December 31, 2008;

•	Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	Current Reports on Form 8-K filed on February 9, 2009, March 9, 2009, March 27, 2009, April 8, 2009, April 30, 2009, June 3, 2009, June 16, 2009 and August 18, 2009 (excluding the information furnished pursuant to Item 7.01 and Exhibits 99.1, 99.2 and 99.3 thereto); and

•	Description of Stone’s capital stock contained in Stone’s registration statement on Form 8-A filed on June 11, 1993 and Stone’s registration statement on Form S-3 filed on May 5, 2009, as amended by Stone’s registration statement on Form S-3 filed on May 15, 2009.
     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You may request a copy of any of the documents summarized in this prospectus or incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address and phone number:
Mr. Andrew L. Gates, III
Senior Vice President, Secretary and General Counsel
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508
(337) 237-0410
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     The information in this prospectus and in the documents incorporated by reference includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical or present facts, that address activities, events, outcomes and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated by reference.
     Forward-looking statements appear in a number of places and include statements with respect to, among other things:
•	any expected results or benefits associated with our acquisitions;

•	estimates of our future oil and natural gas production, including estimates of any increases in oil and gas production;

•	planned capital expenditures and the availability of capital resources to fund capital expenditures;

•	our outlook on oil and gas prices;

•	estimates of our oil and gas reserves;

•	any estimates of future earnings growth;

•	the impact of political and regulatory developments;

•	our outlook on the resolution of pending litigation and government inquiry;

•	estimates of the impact of new accounting pronouncements on earnings in future periods;

•	our future financial condition or results of operations and our future revenue and expenses;

•	our access to capital and our anticipated liquidity;

•	estimates of future income taxes; and

•	our business strategy and other plans and objectives for future operations.
     We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and marketing of oil and natural gas. These risks include, but are not limited to:
•	commodity price volatility;

•	domestic and worldwide economic conditions;

•	the availability of capital on economic terms to fund our capital expenditures and acquisitions;

•	our level of indebtedness;

•	declines in the value of our oil and gas properties resulting in a decrease in our borrowing base under our bank credit facility and ceiling test write-downs and impairments;

•	our ability to replace and sustain production;

•	the impact of the current financial crisis on our business operations, financial condition and ability to raise capital;

•	the ability of financial counterparties to perform or fulfill their obligations under existing agreements;

•	third party interruption of sales to market;

•	inflation;

•	lack of availability of goods and services;

•	regulatory and environmental risks associated with drilling and production activities;

•	drilling and other operating risks;

•	unsuccessful exploration and development drilling activities;

•	hurricanes and other weather conditions;

•	the adverse effects of changes in applicable tax, environmental and other regulatory legislation;

•	the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures; and

•	the other risks described in this prospectus and the documents we incorporate by reference.
     Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by geological engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, these revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered.
     Should one or more of the risks or uncertainties described above or elsewhere in this prospectus or in the documents incorporated by reference occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement except as required by law.
     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

STONE ENERGY CORPORATION
     We are an independent oil and gas company engaged in the acquisition, exploration, exploitation, development and operation of oil and gas properties located primarily in the Gulf of Mexico. On August 28, 2008, we completed the acquisition of Bois d’Arc Energy, Inc. (“Bois d’Arc”) in a cash and stock transaction totaling approximately $1.7 billion. Bois d’Arc was an independent exploration company engaged in the discovery and production of oil and natural gas in the Gulf of Mexico. We are also active in the Appalachia region. Prior to November 30, 2008, we participated in an exploratory joint venture in Bohai Bay, China. Our business strategy is to increase reserves, production and cash flow through the acquisition, exploitation and development of mature properties in the Gulf Coast Basin and exploring opportunities in the deep water environment of the Gulf of Mexico, Appalachia and other potential areas.
     We were incorporated in 1993 as a Delaware corporation. Our corporate headquarters are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, and our telephone number is (337) 237-0410. Our website is located at www.stoneenergy.com. We have not incorporated by reference into this prospectus the information included on, or linked from, our website, and you should not consider it to be part of this prospectus.

RISK FACTORS
     An investment in our common stock involves a significant degree of risk. Before you invest in our common stock you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, any Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K, which are incorporated herein by reference, and those risk factors included in this prospectus and the documents we incorporate by reference. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Also, please read “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Investing in Our Common Stock
The market price of our common stock has historically experienced volatility.
     The market price of our common stock has historically experienced fluctuations, including volatility that resulted in our common stock trading at historically high market prices during the 52 week period ended August 14, 2009 ($53.25 per share for the high) followed by significant decreases in the market prices ($1.55 per share for the low). The market price of our common stock is likely to continue to be volatile and subject to fluctuations in response to commodity price volatility, market, and other factors, including the other risk factors incorporated by reference in this prospectus. Volatility or depressed market prices of our common stock could make it difficult for you to resell shares of our common stock at attractive prices.
We may issue shares of preferred stock with greater rights than our common stock.
     Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights, or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.
We do not expect to pay dividends on our common stock.
     We do not expect to pay any dividends on our common stock, in cash or otherwise, in the foreseeable future. We intend to retain any earnings for use in our business. In addition, our bank facility and the indentures concerning our senior subordinated notes restrict our ability to pay dividends on our common stock. In the future, we may agree to further restrictions on our ability to pay dividends.
Additional issuances of equity securities by us would dilute the ownership of our existing stockholders and could reduce our earnings per share.
     We may issue equity in the future in connection with capital raisings, debt exchanges, acquisitions, strategic transactions, or for other purposes. To the extent we issue substantial additional equity securities, the ownership of our existing stockholders would be diluted and our earnings per share could be reduced.

USE OF PROCEEDS
     All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholder and we will not receive any of the proceeds from such sales.

SELLING STOCKHOLDER
     This prospectus is part of a registration statement that we have filed with the SEC pursuant to a Stockholder Agreement dated April 30, 2008, between us and Comstock Resources, Inc., the selling stockholder (the “Stockholder Agreement”). On August 28, 2008, pursuant to the Agreement and Plan of Merger dated as of April 30, 2008, among Stone, Stone Energy Offshore, L.L.C. and Bois d’Arc, we issued the shares of common stock covered by this prospectus as partial consideration for the shares of Bois d’Arc common stock owned by the selling stockholder. Pursuant to the Stockholder Agreement, the selling stockholder agreed to a one-year lock-up with respect to any of our securities that it owned upon completion of the acquisition, including the shares of our common stock that it received in our acquisition of Bois d’Arc. The selling stockholder also agreed to certain restrictions on transfer of any of our securities that it owned upon completion of our acquisition of Bois d’Arc during the period beginning upon the expiration of the one-year lock-up and the earlier of three years after the effective date of the acquisition and such time as the selling stockholder owns less than 5% of our outstanding voting securities. In addition, for the period beginning upon the effective date of the acquisition and until the earlier of three years after the effective date of the acquisition or such time as the selling stockholder owns less than 5% of our outstanding voting securities, the selling stockholder agreed not to acquire, agree to acquire or make any proposal to acquire any additional shares of our common stock or other securities or property of us or to enter into extraordinary transactions with us or seek to influence the management or control of us.
     As consideration for the selling stockholder’s agreement to be bound by these restrictions, we granted the selling stockholder certain registration rights for the shares of our common stock that the selling stockholder received in the acquisition. Pursuant to these registration rights, the selling stockholder may elect to participate in any underwritten offering conducted by us during the one year lock-up period, subject to customary cut-back rights of the underwriters, and we agreed to use our commercially reasonable efforts to cause a registration statement for the resale from time to time by the selling stockholder of such shares of our common stock to become effective as of the expiration of the one year lock-up period and to be continuously effective thereafter until the earlier of (i) the time that the selling stockholder has sold all of the shares of our common stock received in the acquisition, (ii) the time that the selling stockholder is able to sell all shares of our common stock received in the acquisition and still held by it without restriction under Rule 144(b)(i) under the Securities Act and (iii) the date that is three years following the effective date of the acquisition.
     The registration of these shares does not necessarily mean that the selling stockholder will sell any or all of the shares of common stock offered by it hereunder.
     The following table provides information regarding the beneficial ownership of our common stock by the selling stockholder, as of August 3, 2009. The number of shares set forth in the table below represents all shares of our common stock owned by the selling stockholder.
     The information provided in the table below with respect to the selling stockholder has been obtained solely from the selling stockholder and we have not sought to verify this information. The selling stockholder has indicated to us that it has not had a material relationship with us (other than the transaction under which it acquired the shares of common stock from us) within the three-year period immediately preceding August 3, 2009 and that it is not a broker-dealer admitted to membership in the Financial Industry Regulatory Authority.

Number of
				Shares of	Percentage
	Number of		Number	Common	of Common
	Shares of	Percentage	of Shares	Stock	Stock
	Common	of Common	of	Beneficially	Beneficially
	Stock	Stock	Common	Owned	Owned
	Beneficially	Beneficially	Stock	After	After
	Owned	Owned	Being	Completion	Completion
	Prior to the	Prior to the	Offered	of the	of the
Name of Selling Stockholder	Offering	Offering(1)	Hereby	Offering	Offering(1)
Comstock Resources, Inc.	5,317,069	11.07%	5,317,069	—	—

(1)	Calculated based upon 48,033,051 shares of our common stock outstanding on August 11, 2009.

PLAN OF DISTRIBUTION
     As of the date of this prospectus, we have not been advised by the selling stockholder as to any plan of distribution. The selling stockholder may choose not to sell any of its shares. Distributions of the shares by the selling stockholder, or by its partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by the selling stockholder or other person, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:
•	block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resales by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	sales on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of the sale, including The New York Stock Exchange, in the over-the-counter market or through a market maker or into an existing trading market (on an exchange or otherwise) for the shares;

•	underwritten transactions;

•	short sales;

•	in transactions in which broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholder may effect such transactions by selling the shares to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling stockholder and may receive commissions from the purchasers of the shares for whom they may act as agent. Such transactions may be effected by the selling stockholder at fixed prices, which may be changed, prevailing market prices prevailing at the time of sale, varying prices determined at the time of sale, or at negotiated prices. These prices will be determined by the holders of the securities or by agreement between the holders and any broker-dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling stockholder from the sale of the shares offered by it hereby will be the purchase price of the shares less discounts and commissions, if any. The selling stockholder may agree to indemnify any underwriter, broker-dealer or agent who participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling stockholder and each person who participates as an underwriter in the offering of the shares against certain liabilities, including certain liabilities under the Securities Act. The selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to pay all reasonable expenses of the registration of the shares offered by this prospectus other than underwriting fees, discounts and selling commissions, if any.

     In connection with sales of the shares under this prospectus, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions who may in turn engage in sales or short sales of the shares in the course of hedging the positions they assume or other sales of shares. The selling stockholder also may sell shares short and deliver them to close out the short positions, or loan or pledge the shares to broker-dealers or other financial institutions who may from time to time effect distributions of the shares or other interests in the shares.
     The selling stockholder and any underwriters, broker-dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent any of the selling stockholder are broker-dealers, they are, according to SEC interpretation, “underwriters” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If the selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

LEGAL MATTERS
     The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Vinson & Elkins L.L.P.
EXPERTS
     The consolidated financial statements of Stone Energy Corporation appearing in Stone Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Stone Energy Corporation’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
     With respect to the unaudited condensed consolidated interim financial information of Stone Energy Corporation for the three-month periods ended March 31, 2009 and March 31, 2008, and for the three and six-month periods ended June 30, 2009 and June 30, 2008, incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 5, 2009 and August 5, 2009, included in Stone Energy Corporation’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, respectively, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because these reports are not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.
     Certain information with respect to the oil and gas reserves associated with Stone Energy Corporation’s oil and natural gas properties is derived from the reports of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included in this document upon the authority of said firm as an expert with respect to such matters covered by such report and in giving such report.